Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:   (631) 737-8381
Fax:    (631) 737-8382
email:  mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                                    May 25, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Reference: Xiom Corp.
                       Registration Statement on Form SB-2
                       Amendment Filed: February 21, 2006
                       File No. 333-123176

Dear Mr. Reynolds:

      Enclosed herewith for filing on behalf of Xiom Corp. (the "Company"), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company's Amendment No. 5 to its Registration Statement on Form SB-2 ("Amendment No. 5"), marked to show the changes to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on February 21, 2006.

      We received your letter of March 13, 2006, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Prospectus Summary
Comment

1. We reissue part of our prior comment 7 of our letter dated October 11, 2005. Please add disclosure addressing the company's accumulated deficit.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 2 of 10

Response

      Since we have updated and included the interim financial statements as of and for the six months ended March 31, 2006, there is no accumulated deficit. We now have positive Stockholders' Equity of approximately $389,000. We believe that no disclosure is therefore necessary at this time.

Risk Factors
Comment

2. Please add appropriate risk factor disclosures addressing the fact that it appears as though Mr. Mazzone, who holds the Principal
      Accounting/Financial Officer position, lacks any meaningful accounting/financial experience.

Response

      We have added a risk factor related to the lack of meaningful experience of Andrew Mazzone as Principal Accounting/Financial Officer of the Company.

Comment

3. We reissue our prior comment 11 of our letter dated October 11, 2005. Provide additional risk factor disclosure covering the industry in which your company operates.

Response

      We have provided additional risk factors related to the industry of the Company.

Management's Discussion and Analysis
Comment

4. On page 11, please provide the basis for the company's estimate that it will sell between 5 and 12 systems per city.

Response

      We have added disclosure with respect to our estimate of selling between 5 and 12 systems per city.

Comment

5. We reissue our prior comment 19 of our letter dated October 11, 2005, because you have not provided a meaningful discussion of the company's plan of operation for the next twelve months. Please provide a potential investor with a clear understanding of the milestones the company would like to achieve during the next twelve months and how it intends to achieve those milestones. You should focus your discussion in monthly or quarterly increments.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 3 of 10

Response

      We have revised the disclosure to include more information regarding the plan of operations for the next twelve months.

Comment

6. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position, including but not limited to management's strategy to address the $377,916 of current liabilities reflected on the balance sheet of December 31, 2005 during the next twelve months. Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which XIOM's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to obtain in order to operate for a minimum period of 12 months from the date of the prospectus. Discuss the plans of proposals to acquire those funds and the potential consequences if all of part of the needed funds in not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent of proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

Response

      As of March 31, 2006, the issues raised in this comment have been addressed and resolved through a private placement sale of restricted common stock as well as the exercise of certain options in exchange for the payment of Accrued Compensation, the Shareholder Loan and Accrued Professional Fees.

Business of the Company
Comment

7. Please provide the disclosure required by Item 101(b)(2)-(b)(7), (b)(10), and (b)(12) of Regulation S-B. With respect to Item 101(b)(7), refer to the disclosure on page 14 indicating that you have "patents pending". Refer also to Note 4 of the Financial Statements for the year ended September 30, 2005, which references intellectual property rights to the low temperature thermal spray gun, modular control unit and material powder feeder.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 4 of 10

Response

      We have addressed the issue of patents pending as set forth in Item 101(b)(7). In addition, Note 4 of the Financial Statements for the year ended September 30, 2005 has been revised to disclose "all current and future rights, title and interest in all technology and process patents pending related to the low temperature thermal spray gun, modular control unit and material powder feeder".

Comment

8. Please provide a materially complete discussion of how the company obtained the technology associated with the XIOM 1000 Thermal Spray system. Was the technology internally developed or was it acquired from outside sources? Add similar disclosure relating to the development of the technology into a commercialized product.

Response

      We have added the following to the disclosure:

            "The technology associated with the XIOM 1000 Thermal Spray system was developed personally by the two operating officers of the Company, who, in August 2004, irrevocably transferred all rights title and interest in all current patents, patents pending and any future intellectual property rights that may be derived from this technology in exchange for restricted common shares on the Company. This technology was developed and enhanced over time with funding from contacts with the New York State Energy Research & Development Authority ("NYSERDA"). The refinements made to the technology pursuant to these contracts have resulted in the XIOM 1000 Thermal Spray system that is currently marketed for commercial sale."

Comment

9. Please respond to the matters raised in our prior comment 27 of our letter dated October 11, 2005. Expand your disclosure relating to your distributorships. Please identify your distributors and discuss their role in the company's operations. To the extent you maintain agreements with distributors, please disclose the material terms, financial and otherwise, of the agreements and file the agreements as material exhibits. Refer to
      Item 601(b)(10) of Regulation S-B. Response We have revised the disclosure to reflect more information regarding the distributorships of the Company, and have included a sample Distribution Agreement as Exhibit 99.3.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 5 of 10

Comment

10. We note your revisions in a response to our prior comment 24 of our letter dated October 11, 2005, which indicates that Messrs. Mazzone and Gardega "will" be a promoter of the company. Revise to disclose that Messrs. Mazzone and Gardega are promoters as that term is defined in Rule 405 of Regulation C.

Response

      We have inserted in the disclosure that Messrs. Mazzone and Gardega are promoters as that term is defined in Rule 405 of Regulation C.

Executive Compensation
Comment

11. Please provide a materially complete discussion of the information required to be disclosed pursuant to Item 402 of Regulation S-B. This information should be updated through December 31, 2005. Compensation must be included for such year because the company should have those numbers available. However, if bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interp 8B. of Telephone Interp. Manual (July 1997).

Response

      The first paragraph of "Executive Compensation" has been has been updated to include disclosures required by Item 402 of Regulation S-B. The following was inserted in to the Disclosure:

            "Each operating officer is entitled to an annual base salary of $60,000, plus reimbursement for documented out-of-pocket expenses. The Board of Directors also grants non-qualified options annually to each officer as additional compensation for services rendered. The timing and extent of such option grants are made at the sole discretion of the Board of Directors and have an exercise price equal to the estimated fair-market-value on the date of the grant. There are no other bonuses given beyond the annual base salaries and option grants."

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 6 of 10

Comment

12.   Please provide the full information required to be disclosed pursuant to
      Item 404(a) of Regulation S-B. Disclose the amount of such persons' interest in the related transactions.

Response

      We have provided the full information, including the recipient's relationship to the Company, as set forth in Item 404(a) of Regulation S-B.

Principal Stockholders
Comment

13. Please disclose the percentage of shares owned by the listed individuals prior to the offering.

Response

      We have added a listing of percentage of shares owned prior to the offering in the chart of Principal Stockholders.

Comment

14. Revise your beneficial ownership table to reflect the total number of shares beneficially owned and the percent of class so owned by James Zimbler through the holdings of JWZ Holding, Inc. and Alpha Advisors. It would appear that the figure cited in column (2) should include the aggregate amount of securities beneficially owned by Mr. Zimbler as specified in Rule 13d-3. Similar disclosure should be provided for Mr. Krome vis-a-vis his control of Alpha Advisors. Revise or advise.

Response

      We have revised the table to reflect the aggregate amounts of shares beneficially controlled.

Offering by Selling Shareholders
Comment

15. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Please be advised that all selling securityholders who are registered broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 7 of 10

Response

      We had previously inserted disclosure that none of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers.

Where You Can Find More Information
Comment

16. Please correct the Commission's address, which is 100 F Street, N.E., Washington, D.C. 20549

Response

      We have corrected the Commission's address to reflect 100 F Street, N.E., Washington, D.C. 20549.

Financial Statements, page F-1
Comment

17. Please ensure that each page of the financial statements is individually page numbered. We note that the footnotes to the annual financial statements consist of multiple pages, which are not individually numbered.

Response

      We have insured that all pages with respect to the annual financial statements are numbered sequentially.

Comment

18. We note your response to prior comment 33 of our letter dated October 11, 2005. Since the prior financial statements are publicly available through the EDGAR system, we believe that they have been restated. Refer to
      Article 3-03(c) of Regulation S-X. As previously requested, disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatement(s) as required by paragraph 37 of APB 20, and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or re-date the report.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 8 of 10

Response

      We have disclosed on the face of the financial statements that they have been restated and have disclosed in a note the nature and amount of the restatement as required by paragraph 37 of APB 20. Additionally, we have directed our independent accountant to refer to such restatement in his report on the annual financial statements and to redate, or dual date, his report as appropriate.

Note 11 - Stock Options
Comment

19. We note your response to prior comment 34 of our letter dated October 11, 2005. As noted in our letter dated December 12, 2005, the use of the minimum value method outlined in paragraph 20 of FAS 123 is not appropriate for options granted to non-employees. Please revise the financial statements to value the award using a volatility assumption that is consistent with the principle outlined in paragraph 23 of FAS 123(R). Also, please ensure that the award is valued using the contractual life as the expected term assumption. Disclose all of the assumptions used to value the award in the footnotes to the financial statements.

Response

      The financial statements and the related footnotes have been revised to value the options granted to non-employees using a volatility assumption that is consistent with the principle outlined in paragraph 23 of FAS 123(R) and that the award is valued using the contractual life as the expected term assumption.

Financial Statements for the Three Months ended December 31, 2005
Note 3 - Subsequent Event
Comment

20. We note your disclosure regarding the extension of the exercise period of the warrants issued in the March 2005 private placement. Please expand your disclosure to discuss the accounting treatment for the extension of the exercise period.

Response

      We have expanded our disclosure to discuss the accounting treatment for the extension of the exercise period for the warrants issued in the March 2005 private placement.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 9 of 10

Comment

21. Please file the agreements relating to the March 2005 and march 2006 private placements as material contract exhibits in accordance with Item 601 of Regulation S-B. To the extent that any related registration rights agreements exist, file the agreements and revise your disclosures regarding the private placement to discuss the registration rights and any related liquidated damage provision, as per applicable.

Response

      We have filed as Exhibits the contracts that are material. There are no registration rights or related liquidated damage provisions related to the shares offered in the private placements.

Comment

22. We note that the proceeds of the private placement were recorded in stockholders' equity. Please tell us how you evaluated the issuance of the warrants under EITF 00-19 and, if applicable, EITF 05-04 to determine that equity classification was appropriate.

Response

      The Warrants issued with private placement contain no registration rights to the underlying shares and only restricted common shares are required to be issued upon exercise of the Warrants. The fact that these shares and warrant shares are being registered in the current filing is an accommodation to these shareholders, not a requirement, and that such registration is being done on a "best efforts" basis, with no penalty to the Company should the registration fail for any reason. Furthermore, there are no other obligations or guarantees of the Company contained in any subscription agreement that would require the recording of an Asset or a Liability. As such, these Warrants are appropriately classified as a "permanent equity instrument" as described in EITF 00-19 and EITF 05-04.

Part II - Information Not Required in Prospectus

Undertakings
Comment

23. The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide the undertaking set forth in Items 512(a) and 512(g) of Regulation S-B.

Response

      We have updated the undertakings as requested.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of March 13, 2006 for Registration Statement on Form SB-2, Amendment No. 4, for Xiom Corp.
May 24, 2006
Page 10 of 10

      This letter responds to all comments contained in your letters of March 13, 2006. We are requesting that your office expedite the review of this amendment as much as possible.

      If you have any questions, please do not hesitate to call me at 631-737-8381.

                                                        Very truly yours,

                                                        Michael S. Krome

cc:   Mr. Andrew Mazzone,
      President, Xiom, Inc.